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09055769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Score Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1007 Brae Court GH
(No. and Street)

Fort Worth (City) Texas (State) 76111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann L Crenshaw, President 817-877-3005
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann L. Crenshaw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Score Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

No Exceptions

Signature
President
Title

Notary Public

Virginia C. Giuliani
Commission # DD526278
Expires May 3, 2010
Bonded Troy Fain - Insurance, Inc 800-385-7019

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of segregation requirements and funs in aggregation - customers' regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Score Securities, Inc.

We have audited the accompanying statement of financial condition of Score Securities, Inc. (the "Company") as of December 31, 2008, and the related statements of income (loss) and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Score Securities, Inc. as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McBee & Co.

February 11, 2009

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

SCORE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash (Note 5)	$	11,957
Receivable from Broker-Dealer and Clearing Organizations		1,347
Receivable from Officer		5,000
Property and Equipment, at cost, less Accumulated Depreciation of $125,259		5,929
Other Assets		1,263
TOTAL	$	25,496

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued Expenses	$	656
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY		
Common Stock, $1.00 par value, 10,000 Shared authorized, 1,000 shares issued and outstanding		1,000
Additional Paid-in Capital		392,425
Accumulated Deficit		(368,585)
Total		24,840
TOTAL	$	25,496

See Notes to Financial Statements

SCORE SECURITIES, INC.

STATEMENT OF INCOME (LOSS) AND CHANGES IN STOCKHOLDER'S EQUIPTY
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	$ 42,014
OPERATING, GENERAL, AND ADMINISTRATIVE EXPENSES	75,529
LOSS BEFORE PROVISION FOR INCOME TAX	(33,515)
PROVISION FOR INCOME TAX (Note 3)	nil
NET LOSS	(33,515)
STOCKHOLDER'S EQUITY	
Beginning of Year	58,355
End of Year	$ 24,840

See Notes to Financial Statements

SCORE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (33,515)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Change in operating assets and liabilities decrease (increase) in:	
Depreciation expenses	3,920
Receivable from broker-dealer and clearing organizations	(1,194)
Receivable from officer	(5,000)
Other assets	(592)
Decrease in accrued liabilities	(2,151)
Net Cash Used by Operating Activities	(38,532)
NET DECREASE IN CASH	(38,532)
Beginning of Year	50,489
End of Year	$ 11,957

See Notes to Financial Statements

SCORE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATIONS AND NATURE OF BUSINESS

Score Securities, Inc. (the "Company") was incorporated in Texas, in 1994. The Company is a non-public broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Fort Worth, Texas and its customers are generally located throughout Texas. The Company's main source of revenue is providing brokerage services to institutional clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, accounts receivable, and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Income taxes

The Company uses the asset and liability method as identified as SFAS 109, Accounting for Income Taxes.

3. INCOME TAXES

There is no current Federal tax provision due to the net operation loss. Deferred Federal income taxes are recorded to reflect timing differences between tax and financial income. The Company at December 31, 2008, had a net operating loss of approximately $448,000 which will be carried forward to offset future taxable income. This net operating loss will expire over various years through 2028.

The tax benefit from the net operating loss carryforward of approximately $134,000 has not been reported in the financials because management believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation of the same amount.

The Company is subject to state income tax. No state tax provision was required for year ended December 31, 2008.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $12,649, which was $7,649 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.05 to 1.

5. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk include a money market account and cash on deposit with one financial institution. Accounts are insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2008 the balance was less than $100,000.

6. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

SUPPLEMENTAL INFORMATION

SCORE SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL	
Total Shareholder's Equity Qualified for Net Capital	$ 24,840
Deductions	12,191
Net Capital before Haircuts	12,649
Haircuts on Securities Marketable Securities	nil
Net Capital	$ 12,649
AGGREGATE INDEBTEDNESS	
Accounts Payable and Accrued Expenses	$ 656
Total Aggregate Indebtedness	$ 656
NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 7,649
Excess net capital at 1000%	$ 12,583
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.05 to 1

No material differences existed between the audited Computation of Net Capital and the corresponding unaudited form X-17A-5, Part IIA

See Notes to Financial Statements

SCORE SECURITIES, INC.

SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT OF THE SECURITIES AND EXCHANGE COMMISSION UNDER RULE 15c3-3
AS OF DECEMBER 31, 2008

Score Securities, Inc. (the "Company") is a non-public broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers will be processed by a correspondent broker dealer; therefore, the Company is exempt from the "Computation of the Reserve Requirement Under Rule 15c3-3".

The Company operates under a separate "Fully Disclosed Correspondent Agreement" with both the Broadcort Capital Corporation and the Capital Institutional Services, Inc.

See Notes to Financial Statements

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Score Securities, Inc.:

In planning and performing our audit of the financial statements of Score Securities, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such

purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

McBee & Co.

February 11, 2009

McBee & Co.

A Professional Corporation
Certified Public Accountants

SCORE SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008

AND

FOR THE YEAR THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT